April 21, 2010

Office of Insurance Products
Securities and Exchange Commission
100 F Street NE
Mail Stop 4644
Washington DC  20549-4644

Attn: Craig Ruckman, Esq.

Re:        Western Reserve Life Assurance Co. of Ohio
WRL Series Life Account
WRL Xcelerator, WRL Xcelerator Focus & WRL Xcelerator Exec
1933 Act File No. 333-107705 /1940 Act File No. 811-4420
 Responses to ‘a” Filing

Dear Mr. Ruckman:

This letter is in response to the comments made on the original “a” filing made on behalf of the registrant which was filed for the sole purpose of combining the above referenced products into one prospectus instead of having stand-alone documents.

COMMENT:

1.	General
a.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out associated guarantees with the policy.

Response:

The Company is primarily responsible for any associated guarantees with the Policy.

COMMENT:

b.	Please confirm supplementally that the contract names on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.
Response:

The name of the product that appears on the front cover of the filed prospectus will continue to be the same as the EDGAR classification.

COMMENT:

c.	Please note that if you qualify or tend to rely upon Rule 12h-7 under the Securities Act, you must include a statement stating such in the prospectus.

Craig Ruckman, Esq.
Office of Insurance Products
Page Two
April 21, 2010

Response:

If the Company determines that it qualifies for and intends to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, then the Company will include a statement to that effect in the prospectus.

Additionally, we have added the requested disclosures and cross references.  Please note that the Accidental Death Benefit Rider charges vary only by issue age which is why no other characteristics are listed.  The Other Insured Rider and the Primary Insured Rider already include the requested information.

For the Focus Policy, the Commission asked to have the fee tables reflect the higher per unit charges that are applicable during the first year and then have a representative charge also included in the table.  We included current and guaranteed charges for the representative insured and edited the footnote to reflect that the current charge could be increased to the guaranteed amount of the first year allocations are changed.

Please do not hesitate to contact me at (727) 299-1830 or Gayle Morden at (727) 299-1747 if you have any questions.

Sincerely,

/s/ Arthur D. Woods
Arthur D. Woods
Vice President and Senior Counsel

Cc: Mary Jane Wilson-Bilik, Esq.